UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of January 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐      No  ☒

Lisbon, January 5th 2006

Reuters:	EDPP.IN /EDP.N	BANCO ESPIRITO SANTO NOTIFIES EDP OF A 2.17%
Bloomberg:	EDP PL /EDP US

OWNERSHIP IN EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. issues the following legal notice:

Banco Espírito Santo, S,A. (“BES”) notified EDP – Energias de Portugal, S.A. (“EDP”) that, on the 5th of January 2005, it has acquired, on the Euronext Lisbon, 67,204,883 ordinary shares of EDP or 1.84% of the company’s share capital.

Following this transaction, BES now holds, direct and indirectly, 79,524,691 EDP shares, which represents 2.17% of the company’s share capital. Taking into account that EDP currently holds 14,265,089 own shares, the BES holding represents 2.18% of the total voting rights.

EDP was also informed that, in accordance with article 20 of the Portuguese Securities Code, BES’s voting rights are attributable as follows:

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR		Shareholder	Shares Owned	Voting Rights
Gonçalo Santos		BES, S.A.	76.426.469	2,10%
Elisabete Ferreira		ESAF – E.S. FIM	1.790.770	0,05%
Cristina Requicha		ESAF – E.S.G Patrimónios	301.945	0,01%
Rui Antunes		ESAF – E.S. Fundo de Pensões	1.005.507	0,03%

Catarina Mello		Total	79.524.691	2,18%

Phone +351 21 001 2834
Fax: +351 21 001 2899

Email: ir@edp.pt		EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer